TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: david.schwartz@toysrus.com

VIA EDGAR AND FAX	February 4, 2010

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Correspondence from SEC Staff dated

January 20, 2010 regarding Toys “R” Us

Property Company I, LLC Registration

Statement on Form S-4 Filed

December 24, 2009

File No. 333-164018

Dear Ms. Jennifer Gowetski:

On behalf of Toys “R” Us Property Company I, LLC (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 20, 2010 (the “comment letter”) relating to the Registration Statement on Form S-4 filed on December 24, 2009 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates other information.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. We have also sent by overnight courier to the Staff a copy of this letter and bound copies of Amendment No. 1 marked to reflect the revisions made to the Registration Statement that are described below.

In order to expedite the Staff’s review of the Company’s response, we have numbered and reproduced below in italics the full text of the comments of the Staff, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized terms are used herein as defined in Amendment No. 1.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Cover Page

1.	Please include the following representations on the cover page of your prospectus:

•	Each broker-dealer that receives new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such securities.

•

If the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

•

Broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter.

In response to the Staff’s comment, the Company has added the requested representations on the cover of the prospectus.

Industry and Market Data, page (ii)

2.	We note your disclaimer language regarding your belief that the industry data is “inherently imprecise” and that potential purchasers of the exchange notes should not place undue reliance on this data. Please note that it is inappropriate to suggest that investors should not rely on information provided in the prospectus. Please revise. Please make a similar revision to your disclosure in your “Available Information” section on page iii, which states that statements contained in the prospectus are “not necessarily complete” and that “each such statement is qualified by the provisions of the contract or other document filed as an exhibit....”

In response to the Staff’s comment, the Company has (1) deleted the sentence “[a]ccordingly, potential purchasers of the exchange notes should not place undue reliance on the market and industry data included in this prospectus” on page (ii) of the prospectus; (2) deleted the sentence “Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and each such statement is qualified by the provisions of the contract or other document filed as an exhibit to the registration statement, as applicable” on page (iii) of the prospectus; and (3) deleted the sentence “We believe data regarding this industry are inherently imprecise, but based on our understanding of the market in which we compete, we believe that such data are generally indicative of this industry”; and replaced it with the following:

“While we believe our internal estimates and industry data are reliable and generally indicative of the toy and specialty juvenile products industry, neither such data nor these estimates have been verified by any independent source, and we make no representation or warranty as to the accuracy of such estimates and data”.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

3.	The safe harbor for forwarding-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

In response to the Staff’s comment, the Company has deleted the reference to the safe harbor by deleting the following sentence on page (iii) of the prospectus: “within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby”.

The Transactions, page 2

4.	Refer to the last sentence of the second bulleted paragraph. Please revise to clarify whether the change to the termination date was the only material change to the lease. In addition, please explain why the cash payments “would have been” $172.9 million.

The Company believes investors should focus on all terms of the Master Lease and not only on the terms of the amendments/changes made to the lease and, accordingly, the Company deleted the expression “so that it will terminate in 2029” and added at the end of the second bullet paragraph a cross-reference to the section entitled “The Master Lease and Certain Other Related Party Transactions – Master Lease”, where further information is provided on the terms of the Master Lease, including the amendments. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 2 to be consistent with the disclosure on pages 34, 93 and 105 of the prospectus.

5.	Refer to the third bulleted paragraph. Please disclose the amounts of cash on hand and cash contributions from TRU.

In response to the Staff’s comment, the amounts of cash on hand, restricted cash and cash contributions from TRU have been added to the third bullet paragraph.

Corporate Structure, page 3

6.	We note the description of properties on page 1 and the number of properties held by your subsidiaries included in the chart on page 3. Please revise to clarify the

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

discrepancy between the number of properties described on page 1 and the number of properties included in the corporate structure chart. To the extent that properties listed on page 1 are owned by other entities, please revise to so state and clarify, if true, that the majority of the properties operated by Toys-Delaware are not owned by you.

The Company notes that the number of properties held by the Company and its subsidiary as described on page 1 of the prospectus (i.e. 359 properties) is consistent with the total of properties held by the Company’s subsidiary, as represented in the chart on page 3 (i.e. 23 + 1 + 326 + 9 = 359). In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus by adding the total number of stores operated by Toys-Delaware (i.e. 919 properties) in footnote 2. The Company believes this footnote clarifies that the majority of the properties operated by Toys-Delaware are not owned by the Company.

The Exchange Offer, page 4

7.	Please describe what happens to the “fractional” denominations of the outstanding notes—i.e., less than $1,000 if an investor owns more than $2,000 in notes or less than $2,000 if an investor owns less than $2,000 in notes. Please make this same revision to your disclosure on page 113.

In response to the Staff’s comment, the Company has added disclosure regarding the treatment of fractions on pages 4 and 114 of Amendment No. 1.

Expiration Date, page 5

8.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

In response to the Staff’s comment, the Company confirms that the offer will be open for at least 20 full business days and has added additional disclosure on page 5 clarifying this point. The Company also confirms that the expiration date will be included in the final prospectus disseminated to security holders.

The Exchange Notes, page 8

9.	In the “Optional Redemption” section, please describe in greater detail the “make-whole premium” or provide a cross-reference to such disclosure.

In response to the Staff’s comment, the Company has added on page 8 a cross-reference to “Description of Notes – Optional Redemption” where the “make-whole premium” is presented in greater detail.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Risk Factors, page 9

10.	Please revise your disclosure in this section to briefly describe your most significant risk factors, including without limitation:

•	The ability to transfer the exchange notes may be limited;

•	Your reliance on the master tenant as your only assets and the sole source of revenue are your properties and the master lease; and

•	Quantify your indebtedness as well as the significant indebtedness of the master tenant.

The Company has revised the disclosure in this section on pages 9 and 10 of Amendment No. 1.

Risk Factors, page 15

11.	We note the disclosure in the introductory paragraph that: “The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we deem immaterial may also impair our business and operations.” Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described and risks that are deemed to be immaterial should not be referenced.

In response to the Staff’s comment, the Company has deleted the sentence “The risks and uncertainties described below are not the only ones that we face,” and revised the disclosure in the introductory paragraph on page 16 of the prospectus to clarify that all material risks known to the Company are presented in this section.

Toys-Delaware may not be able to generate sufficient cash…, page 24

12.	Please refer to the last sentence of this risk factor. Please tell us whether Toys-Delaware has ever been unable to meet its obligations to you under the Master Lease.

In response to the Staff’s comment, the Company confirms that Toys-Delaware has never been unable to meet its obligations under the Master Lease.

Notes to Unaudited Condensed Pro Forma Consolidated Financial Statements, page 39

13.

You have disclosed that the pro forma financial information has given effect to the transactions as if they had occurred on February 3, 2008. If this is the case, please tell us why the increase in rental revenue for the 39 week period does not

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

represent approximately 75% of the increase in rental revenue of the annual period. In your response help us to understand the nature of the increase in base rents that has resulted from the amendment and restatement of your master lease.

The amendment to the Master Lease increased the fixed base rent by a specified amount for each property effective July 9, 2009, and provides that the rents increase by 10% for each property on July 1, of each 2014, 2019 and 2024. Since the amendment to the Master Lease became effective during the 39-week period, the adjustment for the 39-week period only relates to the 23-week period prior to effectiveness of the amendment to the Master Lease. The full pro forma adjustment is required for the 52-week period since the amendment became effective after the 52-week period had closed. The total pro forma base rents for the 39-week period represents approximately 75% of the total pro forma base rents for the 52-week period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company, page 42

14.	Please include a discussion of material trends and how you expect these trends to affect your business. Refer to Release 33-8350 on our website at www.sec.gov.

In response to the Staff’s comment, a discussion on material trends and uncertainties has been added to the MD&A (see page 44 of the prospectus).

Executive Overview, page 42

15.	Please revise your overview to include management’s perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Please address the risks and challenges facing your company and how management is dealing with these issues. Also discuss the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. Refer to Release 33-8350 on our website at www.sec.gov.

In response to the Staff’s comment, the Company has revised this section to provide context for the remainder of the MD&A discussion, addressing the risks and challenges that may affect its business (see pages 43 and 44 of the prospectus). Given the nature of the Company’s business, as described under this Executive Overview, the Company’s management does not make extensive use of performance indicators to manage or assess its business performance, except for the limited use of EBITDA in certain instances.

Results of Operations, page 42

16.	Throughout this section, you describe year-over-year changes with “primarily due to” language. To the extent practicable, please revise this language to quantify the changes that resulted from the stated reasons.

In response to the Staff’s comment, the Company has revised the language in this section to quantify, to the extent practicable, the changes that resulted from the stated reasons.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Liquidity and Capital Resources, page 47

17.	In this section, several of your year-over-year changes appear to be significant changes. Please revise your disclosure to specify the reasons for these changes and quantify the changes that resulted from each stated reason (including offsets).

In response to the Staff’s comment, the Company has revised the language in this section to quantify the changes that resulted from each of the stated reasons for these changes.

Senior Notes due 2017 ($926 million at October 31, 2009), page 49

18.	We note that TRU made cash contributions to you in the amount of $138 million. Please disclose the business purpose for these contributions from TRU.

Prior to the Refinancing, the Company had an outstanding debt of $1,267 million under its senior unsecured credit agreement, plus accrued and unpaid interest of approximately $1 million. In addition, the Company incurred fees of approximately $19 million in connection with the Refinancing. The Company was able to raise $925 million of net proceeds from the offering of the outstanding notes, along with $124 million in proceeds from the Real Estate Transactions and had $100 million of cash on hand and restricted cash. In order to complete the Refinancing, the Company needed an additional $138 million. It was in TRU’s best interest to make such cash contribution to the Company in light of the fact that the Company is an important subsidiary of TRU. In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the prospectus to clarify the business purpose for this cash contribution.

Indebtedness of Toys-Delaware, page 83

19.	We note your statement in the first paragraph that the following information may be relevant to holders of the Notes. Please explain why you think the information may be relevant or, alternatively, provide a cross-reference to such discussion. We note your risk-factor disclosure related to this topic. Please also provide this explanation in the first paragraph on page 85 under “Indebtedness of TRU.”

In response to the Staff’s comment, the Company has added the explanation as to why it thinks the information related to Toys-Delaware and TRU’s indebtedness may be relevant on page 84 and 86, respectively, of the prospectus.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Business of the Company, page 90

20.	We note that you are a special purpose entity, owned directly by TRU, to own fee and leasehold interests in 359 properties, which represented 38% of Toys-Delaware’s total U.S. store sales for the twelve months ended October 31, 2009. We further note that, as of October 31, 2009, Toys-Delaware operated 919 retail stores. Please revise your disclosure to briefly identify the other entities that hold fee and leasehold interests in the properties operated by TRU and describe your relationship, if any, to these entities. In addition, please describe the business purpose for creating different special purpose entities to hold various properties and the criteria used to allocate properties to you.

The Company has revised the disclosure on page 91 of the prospectus to reflect that Map 2005 Real Estate, LLC, Toys “R” Us Property Company II, LLC and Toys-Delaware hold fee and leasehold interests in the properties operated by TRU, through Toys-Delaware. We note that these entities are affiliates of the Company since the ultimate parent of all such entities is TRU. Please see our response to comment 22 below as it relates to the business purpose for creating different entities to hold various properties and the criteria used to allocate properties to the Company and its subsidiaries.

21.	We note from your disclosure on page 93 that you have no employees and that Toys-Delaware provides you with services to operate your business. Please revise to explain who runs the day-to-day operations of your business and briefly describe your day-to-day operations. Please explain who makes the determinations regarding rental rates, whether to buy or sell properties, whether Toys-Delaware is in compliance with the lease, etc. If appropriate, please add disclosure regarding any related conflicts-of-interest.

The managing member of the Company, through certain executive officers of TRU, the Company’s indirect parent entity (as described under “Management”), together with Toys-Delaware pursuant to a domestic service agreement (please see response to comment 26 below), manages the day-to-day operations of the Company. The day-to-day operations of the Company consist primarily of receipt of rent from Toys-Delaware, pursuant to the Master Lease, and payment of interest to the note holders pursuant to the terms of the Notes.

Toys-Delaware, the Company’s Master Tenant, runs the operations related to the Properties which is typical of a triple-net lease arrangement. The operations related to the Properties consist of keeping the Properties in proper condition as well as making payments of all costs and expenses arising in connection with the ownership, operation, leasing, use, maintenance and repair of the Properties. The Company does not intend to acquire any additional properties and, accordingly, does not expect any decisions to be made with respect to the acquisition of properties. While the Company does not currently intend to sell any properties, Toys-Delaware is permitted under the terms of the Master Lease to request that the Company sell a specified Property subject to compliance by Toys-Delaware with the termination provisions of the Master Lease (as described under “The Master Lease And Certain Other Related Party Transactions—Tenant’s termination rights with respect to an uneconomic property”).

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

The Company acknowledges that there are certain members of Toys-Delaware management that are also involved in the Company’s management, and each of the Company, Toys-Delaware and their respective management teams are fully aware of their obligations under the Master Lease and intend to comply with their contractual obligations. The Company notes that in the event of certain payment defaults by Toys-Delaware under the Master Lease, the note holders would have the right to accelerate the debt. As a result, in case a conflict of interest were to arise, the Company and Toys-Delaware would have a common interest to resolve the conflict to avoid the acceleration of the debt.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the prospectus.

22.	We note from your chart on page 3 that you have four subsidiaries that own properties. Please explain the reason for this structure and explain how you determine which entity holds which properties.

The Company’s four subsidiaries consisting of Wayne Real Estate Company, LLC, MAP Real Estate, LLC, TRU 2005 RE II Trust and TRU 2005 RE I, LLC own all of the Properties related to the Company’s business. Wayne Real Estate Company, LLC was formed on May 27, 2005 to hold the property of the Company’s headquarters located in Wayne, New Jersey. MAP Real Estate, LLC was formed on July 7, 2005 for the purposes of owning properties located in Massachusetts, Ohio and Pennsylvania. TRU 2005 RE II Trust was formed on November 28, 2005 to hold the Company’s property located in Maryland. TRU 2005 RE I, LLC was formed on September 15, 2005 to own the remaining properties that did not fall within the categories of the other three subsidiaries.

23.	Refer to the second paragraph. Please describe in greater detail what you mean by “side-by-side stores.”

Additional disclosure related to the description of “side-by-side” stores has been added to page 91 of the prospectus.

Portfolio Overview, page 90

24.	Please disclose your occupancy rates and average rent per square foot.

Additional disclosure related to the occupancy rate of 100%, and average rent per square foot of $10.10 has been added to page 91 of the prospectus.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Mortgage Limitations, page 93

25.	We note that all real property that is leased or owned by you was transferred to you from Toys-Delaware. Please describe this arrangement in greater detail. For example only, please describe any procedures for transferring or acquiring additional property or mortgage obligations.

Not all properties currently owned by the Company were transferred from Toys-Delaware. Therefore, the Company has modified the paragraph to correct this information by deleting the sentence: “All real property that is leased or owned by us was transferred to us from Toys-Delaware and not acquired directly by us”. In addition, in response to the Staff’s comment, the Company notes that (i) it was not formed to acquire mortgage obligations and has no intention to acquire such obligations; (ii) the Company has no current intention to transfer properties or acquire additional properties in the future, and has revised the disclosure on page 94 to this effect.

Management, page 101

26.	We note your disclosure in the first paragraph, which states that the function of the board and executive officers “will be fulfilled” by the board members and officers of TRU. Please revise to clarify who is and has been running the company.

The Company has revised the disclosure on page 102 to clarify that (i) the managing member is responsible for the management of the Company; and (ii) the functions of the board of directors and executive officers of the Company are fulfilled by the board of directors and certain officers of TRU. The Company has also entered into a Domestic Service Agreement with Toys-Delaware pursuant to which Toys-Delaware provides day-to-day administrative functions for the Company in return for a fee (see page 109 of the prospectus).

Base rent, page 104

27.	Please disclose whether this portion of the lease agreement will be amended to the extent there are any changes in the number of properties leased to Toys-Delaware. We note from your disclosure elsewhere in the prospectus that TRU can cause you to sell certain properties. Please add related risk-factor disclosure if you believe it is appropriate.

Pursuant to the Master Lease, Toys-Delaware has the option to request a termination of the Master Lease with respect to a particular property if in its good faith judgment such property becomes or imminently will become “uneconomic” or unsuitable for its then primary use. If and when the Landlord is able to sell such property, the Master Lease will terminate with respect to such property, which would cause the base rent to be reduced accordingly, and the Company to receive a termination payment from Toys-Delaware (as described under “The Master Lease And Certain Other Related Party Transactions—Tenant’s termination rights with respect to an uneconomic property”). In response to the Staff’s comment, the Company has added additional disclosure and clarifications on page 106 of the prospectus.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

The Company notes that the risk-factor relating to the sale of properties is covered under the risk factor entitled “All of our revenues are generated under the Master Lease. Unexpected expenses, termination of the Master Lease, sales of Properties under the Master Lease or a bankruptcy of the Master Tenant could have a material impact on our financial condition” on page 17 of the prospectus. In response to the Staff’s comment, the Company has added a cross-reference to such risk factor on page 106 of the prospectus.

Policies Regarding the Approval of Transactions with Related Parties, page 109

28.	Please confirm that these policies cover your company and your business affairs and not just those of TRU.

In response to the Staff’s comment, the Company confirms that these policies cover its business affairs.

Expiration Date, Extensions and Amendments, page 114

29.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The Company will notify the registered holders of the outstanding notes of any extension via a press release or other public announcement and has clarified the disclosure to reflect that. As revised, the disclosure on page 115 reads as follows, in relevant part: “To extend the period of time during which the offer is open, we will notify the exchange agent of any extension by oral or written notice, and will issue a press release of the extension or other public announcement to the registered holders of the outstanding notes…” (emphasis added).

Conditions to the Exchange Offer, page 115

30.	We note that you may waive the conditions in whole or in part at any or at various times prior to the expiration date in your sole discretion. If you decide to waive any of the conditions, please note that you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of the specified conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

In response to the Staff’s comment, the Company confirms that if it decides to amend the conditions, including any specified conditions, in a manner that it determines to constitute a material change, it will extend the offer period so at least five business days remain in the offer following notice of the material change. The Company has revised its disclosure on page 115 to clarify this point.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Financial Statements

Note 1 — Summary of Significant Accounting Policies, page F-8

31.	Please tell us how you have accounted for your investments in Wayne Real Estate Company LLC, MAP Real Estate LLC, TRU 2005 RE I, LLC and TRU 2005 RE II Trust.

The net assets and operations of our wholly-owned subsidiaries are consolidated. In response to the Staff’s comment, the Company has provided additional clarifications on page F-8, under “Business and Organization,” for the accounting of its investments in Wayne Real Estate Company, LLC, MAP Real Estate, LLC, TRU 2005 RE I, LLC and TRU 2005 RE II Trust.

Exhibits - Exhibit 5.1

32.	Please refer to the third paragraph of the draft opinion. We note that counsel has assumed the genuineness of all signatures on all documents. This assumption is not appropriate with respect to documents executed by the registrant. Please provide a revised opinion that limits this assumption to parties other than registrant.

The Company’s counsel has revised their opinion in response to the Staff’s comment.

33.	Please refer to the penultimate paragraph of the draft opinion. Please confirm to us in writing that your reference to “Delaware Limited Liability Company Act” includes the rules and regulations underlying these provisions and all applicable judicial and regulatory determinations.

The Company’s counsel confirms that the reference to “Delaware Limited Liability Company Act” includes all applicable judicial and regulatory determinations.

Please do not hesitate to call the undersigned at (973) 617-5740 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ David J. Schwartz

David J. Schwartz, Esq.

cc:	Via Facsimile
Angela McHale, Securities and Exchange Commission
Howard Efron, Securities and Exchange Commission
Kevin Woody, Securities and Exchange Commission
Michael Nathan, Simpson Thacher & Bartlett LLP